Exhibit 99.1

Shopify Announces Results of its 2021 Annual Meeting of Shareholders
Internet, Everywhere – May 26, 2021 - Shopify Inc. (NYSE:SHOP)(TSX:SHOP), a leading global commerce company, today announced the results from its Annual Meeting of Shareholders (the “Meeting”) which took place today. All director nominees were re-elected to the Board of Directors and PricewaterhouseCoopers LLP was appointed as auditors. Shareholders approved the second amendment and restatement of each of the Company’s Stock Option Plan and the Company’s Long Term Option Plan and approved all unallocated options under the Stock Option Plan, as amended, and all unallocated awards under the Long Term Option Plan, as amended, all as further described in the Company’s management information circular dated April 22, 2021 (the “Circular”). Shareholders approved the advisory resolution on the approach to executive compensation disclosed in the Circular.

The detailed results of the Meeting were as follows:

1. Election of Directors

The six (6) nominees for Director that were proposed by management of the Company were elected pursuant to a vote conducted by ballot. The votes were cast for each nominee as follows:

Director	Votes for	% of Votes for	Votes Withheld	% of Votes Withheld
Tobias Lütke	185,422,777	99.16%	1,572,000	0.84%
Robert Ashe	184,402,284	98.61%	2,592,493	1.39%
Gail Goodman	186,367,943	99.66%	626,834	0.34%
Colleen Johnston	185,788,556	99.35%	1,206,221	0.65%
Jeremy Levine	185,678,248	99.30%	1,316,529	0.70%
John Phillips	179,238,787	95.85%	7,755,990	4.15%

2. Appointment of Auditor

PricewaterhouseCoopers LLP were appointed as the Company’s auditors and the directors were authorized to fix the auditor’s compensation pursuant to a vote conducted by ballot. The votes were cast as follows:

Votes for	% of Votes for	Votes Withheld	% of Votes Withheld
191,064,471	99.89%	209,555	0.11%

3. Approval of Amended and Restated Stock Option Plan

The Company’s Second Amended and Restated Stock Option Plan and all unallocated options under such Stock Option Plan, as amended, were approved pursuant to a vote conducted by ballot. The votes were cast as follows:

Votes for	% of Votes for	Votes Against	% of Votes Against
144,288,559	77.16%	42,706,218	22.84%

4. Approval of Amended and Restated Long Term Incentive Plan

The Company’s Second Amended and Restated Long Term Incentive Plan and all unallocated awards under such Long Term Incentive Plan, as amended, were approved pursuant to a vote conducted by ballot. The votes were cast as follows:

Votes for	% of Votes for	Votes Against	% of Votes Against
149,106,783	79.74%	37,887,994	20.26%

5. Advisory Vote on Executive Compensation

The advisory vote on executive compensation was approved pursuant to a vote conducted by ballot. The votes were cast as follows:

Votes for	% of Votes for	Votes Against	% of Votes Against
175,715,172	93.97%	11,279,605	6.03%

Following the Meeting, the Board of Directors selected Tobias Lütke to continue to serve as Chair of the Board of Directors, and Robert Ashe to continue to serve as Lead Independent Director.

About Shopify

Shopify is a leading global commerce company, providing trusted tools to start, grow, market, and manage a retail business of any size. Shopify makes commerce better for everyone with a platform and services that are engineered for reliability, while delivering a better shopping experience for consumers everywhere. Proudly founded in Ottawa, Shopify powers over 1.7 million businesses in more than 175 countries and is trusted by brands such as Allbirds, Gymshark, Heinz, Staples Canada, and many more. For more information, visit www.shopify.com

CONTACT:
INVESTORS:	MEDIA:
Katie Keita	Rebecca Feigelsohn
Senior Director, Investor Relations	Communications Lead
613-241-2828 x 1024	416-238-6705 x 302
IR@shopify.com	press@shopify.com
SOURCE: Shopify